SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated March 2, 2005 regarding France Telecom participation in the tender process for the sale of 51 per cent equity interest in Cesky Telecom.

France Telecom joins the Consortium formed by The Blackstone Group, CVC Capital Partners and Providence Equity Partners Inc. to participate in the tender process for Cesky Telecom

Paris, March 2 , 2005 - France Telecom and the consortium of The Blackstone Group, CVC Capital Partners and Providence Equity Partners Inc. have announced today that they will join forces to participate in the tender process of the National Property Fund (NPF) of the Czech Republic for the sale of its 51 per cent equity interest in Cesky Telecom.

France Telecom brings to the consortium formed by the three private equity firms vast operating experience and a highly successful track record as an integrated telecom operator. Should the consortium be successful in acquiring the NPF stake, France Telecom would enter into a strategic partnership with Cesky Telecom supported by a minority stake in the consortium. Through this partnership, Cesky Telecom would get access to “best-in-class” technological and operational expertise, as well as to France Telecom portfolio of brands, services and platforms.

PRESS CONTACTS :

France Telecom : +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

The Blackstone Group

John Ford

VP Corporate Communications

The Blackstone Group

+1 212 583 5559

ford@blackstone.com

About The Blackstone Group

The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, London, Hamburg, and Paris, was founded in 1985. The firm has raised a total of approximately $32 billion for alternative asset investing since its formation. Over $14 billion of that has been for private equity investing, including Blackstone Capital Partners IV, the largest institutional private equity fund ever raised at $6.45 billion. In addition to Private Equity Investing, The Blackstone Group’s core businesses are Private Real Estate Investing, Corporate Debt Investing, Marketable Alternative Asset Management, Corporate Advisory, and Restructuring and Reorganization Advisory.

For more information please visit www.blackstone.com

CVC Capital Partners

Claire Ellis

Marketing and Communications Manager

CVC Capital Partners

+44 207 420 4240

cellis@cvceurope.com

About CVC Capital Partners

CVC Capital Partners is a leading independent private equity provider in Continental Europe and the UK, specialising in large scale leveraged buy-outs. Founded in 1981 as Citicorp’s European private equity arm, CVC completed its own management buy-out in 1993 and is independently owned by its management. CVC closed its most recent European fund of US$ 4.0 billion in 2001 and currently has total funds under management of over US$ 9 billion. CVC has 12 European offices operating in Amsterda, Brussels, Copehagen, Frankfurt, Jersey, London, Luxembourg, Madrid, Milan, Paris, Stockholm and Zurich. Since 1981, CVC has completed 218 transactions with a total transaction value in excess of Euro 28 billion. CVC’s current European portfolio has a combined turnover in excess of EUR 28 billion. Significant recent investments include Debenhams, the AA, BDS/ANI, CSM Confectionery and Mivisa.

For more information please visit www.cvceurope.com.

Providence Equity Partners Inc.

Andrew Cole

Citigate Sard Verbinnen

+1 212-687-8080

About Providence Equity Partners Inc.

Providence Equity Partners Inc. is one of the world’s leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 80 companies operating in over 20 countries since the firm’s inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Metro-Goldwyn-Mayer, Warner Music Group, PanAmSat, AT&T Canada, eircom, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London.

For more information please visit www.provequity.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 3, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information